Issuer Free Writing Prospectus

Dated July 2, 2020

Filed pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the preliminary prospectus dated June 16, 2020

Registration No. 333-239198

INVESTOR PRESENTATION JULY 2020

2 Free Writing Prospectus and Forward - looking Statements Free Writing Prospectus Chicken Soup for the Soul Entertainment, Inc . (the “Company”, “CSSE,” “CSS Entertainment,” “we” or “our Company”) filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates . The registration statement has not yet become effective . Before you invest, you should read the preliminary prospectus dated June 16 , 2020 filed as part of that registration statement and other documents we have filed with the SEC for more complete information about us and this offering . You may obtain these documents for free by visiting EDGAR on the SEC website at www . sec . gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Ladenburg Thalmann & Co . Inc . , Attn : Prospectus Department, 277 Park Avenue, 26 th Floor, New York, NY 10172 , by calling (212) 409 - 2000 or by email at prospectus@Ladenburg . com . The following investor presentation (the “Presentation”) shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction . Forward Looking Statements This Presentation contains various information regarding the Company’s business, including its operations through Crackle Plus, a company formed by CSSE and CPE Holdings, Inc . (an affiliate of Sony Pictures Television Inc . ), and Landmark Studio Group a majority owned subsidiary of CSSE . There are risks involved in the joint ventures and the Company’s business generally, including those discussed in the Company’s Registration Statement on Form S - 1 , as amended (file No . 333 - 239198 ), first filed with the SEC on June 16 , 2020 (“Form S - 1 ”), and the documents incorporated by reference therein . Financial information for the year ended December 31 , 2019 is derived from our Annual Report on Form 10 - K as filed with the SEC on March 30 , 2020 , and financial information for the three months ended March 31 , 2020 is derived from our Quarterly Report on Form 10 - Q as filed with the SEC on May 14 , 2020 , each of which are incorporated by reference into the Form S - 1 . This Presentation includes “forward - looking statements” . CSS Entertainment’s actual results may differ from its expectations and estimates and, consequently, you should not rely on these forward looking statements as predictions of future events . Words such as “expect,” “estimate,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, estimates of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted . Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company’s control, including those factors set forth on Slide 3 , among other things . For a more complete description of these and other risks and uncertainties, please refer to the Form S - 1 . Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from our expectations and the variations may be material and adverse . The forward - looking statements herein should not be regarded as a representation or prediction that CSS Entertainment will achieve or is likely to achieve any particular results . CSS Entertainment cautions readers not to place undue reliance upon any forward - looking statements, which speak only as of the date made . CSS Entertainment does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based . All registered or unregistered service marks, trademarks and trade names referred to in this Presentation are the property of their respective owners, and CSS Entertainment’s use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks or trade names .

3 Risk Factors The following factors, among others, could cause actual results to differ materially from those set forth in this presentation : • The Notes will be unsecured and therefore are effectively subordinated to any secured indebtedness we have incurred or may incur in the future . • The Notes will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries . • The indenture under which the Notes are issued contains limited protection for holders of the Notes . • An increase in market interest rates could result in a decrease in the value of the Notes . • There is no existing trading market for the Notes, and, even if Nasdaq approves the listing of the Notes, an active trading market for the Notes may not develop, which could limit your ability to sell the Notes and/or the market price of the Notes . • We may choose to redeem the Notes when prevailing interest rates are relatively low . • If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Notes . • We will use a substantial portion of the proceeds of this offering to repay the outstanding indebtedness, and will have broad discretion with respect to the use of the remaining proceeds of this offering, which may include using of some or all of such remaining proceeds to pay certain obligations to Sony Pictures Television Inc . or its affiliates that may otherwise be payable in shares of our Series A Preferred Stock . • We are not obligated to contribute to a sinking fund to retire the Notes and the Notes are not guaranteed by a third - party . • We have and may continue to incur losses in the operation of our business . • Difficult conditions in the economy generally and our industry specifically resulting from the COVID - 19 pandemic may cause interruptions in our operations, a slow down in the production or acquisition of new content, and changes in demand for our products and services . • Competition could have a material adverse effect on our business, financial condition and results of operations . • Interruptions in our ability to provide our video on demand products and our service to our customers could damage our reputation, which could have a material adverse effect on us . A more complete description of these risks and uncertainties can be found in the Form S - 1 and the documents incorporated by reference therein . We undertake no obligation to update any of these forward - looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward - looking statements, except to the extent required by applicable law . If we update one or more forward - looking statements, no inference should be drawn that we will make additional updates with respect to those or other forwarding - looking statements .

COMPANY OVERVIEW

5 What is TV Today? TOTAL UNIVERSE 120M TV HOUSEHOLDS (U.S.) CORD “Converters” 1 THE FALSE PROMISE OF vMVPDS 2 Once promising consumers skinny bundles at an affordable price, this is no longer the case 52% of cord cutters don’t miss anything about Cable/Satellite 52% of cord cutters don’t miss anything about Cable/Satellite 2 Americans are willing to subscribe to 3.6 services THE PROLIFERATION OF SVODS 3 SVOD subscribers’ greatest frustrations: 87% it’s all becoming too expensive 4 67% toggling between services 4 45% “not being able to find content” 4 SUBSCRIPTION FATIGUE 4 45M cord cutters in 2020 1 ~45M cord “converters” in 2020 1 55M in 2022 1 ~55M in 2022 1 Americans are willing to subscribe to 3.6 services 3 A Fragmented, Expensive, and Confusing Experience for the Consumer (1) eMarketer, July 2018 (2) eMarketer , April 2019 (3) Wall Street Journal, November 2019 (4) Forbes, October 2019

6 Cord - cutters are ready for an alternative to SVODs. Streamers are realizing that “free" does not limit choice or sacrifice quality. The Free TV Solution The Rise of Free TV 81% of A14 - 35 are willing to accept more advertising in exchange for free content 1 45% of streamers watch AVOD the most out of all streaming video 3 73% of A18+ Streamers watch ad - supported OTT video to round out their entertainment bundle 2 (1) The Drum; (2) Vorhaus ; (3) Roku

7 Chicken Soup for the Soul Entertainment Investment Highlights Significant market opportunity in streaming VOD CSSE operates leading AVOD networks Cost - effective content distribution and production engine Solid balance sheet AN EARLY AVOD LEADER Self - sustaining, high growth business model

8 High cost of multiple subscriptions, combined with disruption of ad - supported network model, will drive more consumers and advertisers to AVOD platforms Huge AVOD Market Opportunity $22 $56 $0 $10 $20 $30 $40 $50 $60 2018 2024 Global AVOD Total Available Market Global AVOD Revenue ($BN) Attractive Market Characteristics: • Content will remain in high demand • Consumers have abundant choices • Consumers will always value quality content that is freely accessible • Online networks offer flexibility in programming schedules and ad formats (1) Multichannel News: Global AVOD Revenue to Reach $56 Billion by 2024 1

9 220.9 221.0 221.3 92.9 111.9 129.3 2017 2018 2019 Traditional Media Digital Media Advertisers Are Following the Eyeballs US growth in ad spend on Digital Video (OTT/Streaming) is outpacing Linear TV 1 US Total Media and Marketing Spend ($B) 2 (1) CNBC: Global growth in ad spend on video - on - demand is outpacing traditional media (2) Winterberry Group, “Outlook for Dara Driven Marketing: First Look US Total Media and Marketing Spend on Digital Video ($B) 2 1.3 2.2 2.6 2017 2018 2019 Digital Video (OTT/Streaming) 70.2 69.9 69.2 2017 2018 2019 Linear TV US Total Media and Marketing Spend on Linear TV ($B) 2

10 DISTRIBUTION OTT NETWORKS PRODUCTION Chicken Soup for the Soul Entertainment’s best - in - class content, distribution and production capabilities help set Crackle Plus apart in the AVOD ecosystem — ultimately benefiting the consumer. (*) Third party international distributor *

11 Self - Sustaining AVOD Network Model ADD AVOD NETWORKS EXPLOIT CONTENT UNIFIED AD PLATFORM ENGAGE PARTNERSHIPS BUILD VALUABLE LIBRARY ACQUIRE AND RETAIN VIEWERS

12 Crackle Plus: Our Mission Always FREE Entertaining, Inspirational, & Inclusive Available Everywhere Empower the streamer to cut - the - cord with premium programming, improved user interface, and better advertising experience — all at no cost to the consumer.

13 Crackle Plus: Leading Family of AVOD Networks 7 ad - supported video - on - demand networks including Crackle & Popcornflix Top - 5 Network on the industry leading Roku Platform Available on all major streaming platforms and smart TVs including 500,000 Marriott hotel room screens through LG 1 (1) Internal company data (2) Needham (Laura Martin) 12/3/19 : Raising Roku PT to $200. Buy on Dips (3) Rankings based on Roku TV app platform Top Ad - Supported Channels 2,3 1. 2. 3. 4. 5.

14 Crackle Plus: Our Brands & Partners We’re creating the most effective solution for advertisers to reach audiences in the evolving OTT landscape — at scale Free Premium Movies & TV Free Indie/Classic Movies & TV AVOD & SVOD Fandom/Anime Linear Premium Content

15 Strong Competitive Position 6% 6% 4% 4% 3% 3% 2% 2% 1% 1% 1% 1% 1% 1% 1% 1% 1% 0% 1% 2% 3% 4% 5% 6% 7% Use of Ad - Based OTT Video Services (2018 - 2019) 1 (1) Parks Report: 360 Deep Dive - Ad - Supported OTT : Viewers and Use % of Survey Respondents Indicating Use of Specified OTT Service Over the Past 30 Days

16 Crackle Plus AVOD Network Profiles Popcornflix was created for people who want to watch "Great Movies. Free." Popcornflix has full - length movies that will make you laugh, make you cry, scare the heck out of you, or inspire you to hug the person you love. Crackle is a leading, free to use video entertainment network featuring full length movies, TV shows and original programming. Frightpix has free feature - length horror films that will scare you out of your seat and leave you screaming! We have monster hits, cult classics and critical darlings to flame your wildest fears and quench your thirst for horror. Popcornflix Comedy was created for people who love to laugh. It's the network for fans who want to watch “Great Comedy Movies. Free.”

17 We Reach TV’s Lost Generation 33 A18-34 Comp A25-34 Comp 48% 38% 7% 14% 9% 9% vs. MEDIAN AGE 58 Broadcast Crackle & Funimation Broadcast Ad - Supported Cable 54 Ad - Supported Cable A Higher Concentration of Younger Viewers (1) Nielson Digital Ad Ratings 1

18 Cost - Effective Distribution & Production Engine With Critical Mass of Content • Original production budgets are a major challenge across VOD industry • Our cost - effective, scalable distribution and production gives us a competitive edge • Innovative production partnerships provide access to proven creative talent • Crackle Plus benefits from valuable library with 79K hours of owned and licensed programming including popular Sony TV and film content

19 Distribution & Production Screen Media is an international distributor of television series and films, licensing content through theatrical, home video, pay - per - view, free, cable and pay television, and subscription and advertising video - on - demand platforms. Chicken Soup for the Soul Entertainment develops and produces award - winning original programming and high - quality video content that brings out the best of the human spirit through positive storytelling. Landmark Studio Group is a fully integrated entertainment company that develops, finances, produces and distributes scripted live action and animated series, feature films, comedy specials and more. A Plus is a positive journalism site founded and chaired by Ashton Kutcher that covers the latest news with a hopeful twist. It invites audiences to be informed about news and entertainment — and feel good about it. 3.4 million Social Media Audience Cost - effective original and exclusive content engine

20 Case Study: Going From Broke • #1 title on the Crackle Network • 230M+ minutes streamed as of 6/18/20 • 3.3M+ unique viewers as of 6/18/20 • 16M+ streams to date • De - risked and cost - effective production model • Production cost 100% paid for by sponsors in advance of production • Ad revenue is 5x+ marketing costs • Greenlit for a second season

21

Crackle Originals & Exclusives: Programming Calendar*


WONDERS OF THE SEA

Wonders of the Sea
Kids & Family Feature


CROWN VIC

Crown Vic
Drama Feature


Todays Homeowner
with Danny Lipford

Today's Homeowner
DIY Series


CLEANIN' UP THE TOWN

Cleanin' Up the Town
Documentary Feature (Original Movie)


THE SONATA

The Sonata
Thriller Feature


ROBERT THE BRUCE

Robert the Bruce
Drama Feature


A REINDEER'S JOURNEY

A Reindeer's Journey
Family Feature

April | May | June | July | August | September | October | November | December


YELAWOLF
A SLUMERICAN LIFE

Slumerican
Music Docuseries (Original)


PORTALS

Portals
Sci-Fi Feature


THE CLEARING

The Clearing
Zombie Feature (Original)


GRAND ISLE

Grand Isle
Thriller Feature


CORPORATE ANIMALS

Corporate Animals
Comedy Feature


TOM BERENGER
BLOOD AND MONEY

Blood and Money **Drama Feature**


NIKOLAJ COSTER-WALDAU
EXIT PLAN

Exit Plan
Thriller Feature


ELLIOT

Elliot the Littlest Reindeer
Holiday Feature

Chicken Soup for the Soul Entertainment

* Current schedule as of 6/23/20, subject to change

22 Strategy to Drive Long - Term Free Cash Flow Growth ADD AVOD NETWORKS EXPLOIT CONTENT UNIFIED AD PLATFORM ENGAGE PARTNERSHIPS BUILD VALUABLE LIBRARY Building a Next - generation Broadcast Network • Produce low - cost originals • Acquire exclusive content • Expand production partnerships • Execute library acquisitions • Integrate ad platform • Grow sales force • Increase eCPMs across networks • Acquire networks • Develop thematic networks • Grow and retain viewers Content Audience Advertising

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Crackle is Only Pure-Play AVOD Network with an Originals & Exclusives Strategy

A Curated Entertainment Network for Today's Streamer

WHAT DIFFERENTIATES US?

Robust Originals & Exclusives Slate


THE DEBT STOPS HERE.
GOING FROM BROKE
$1.5 TRILLION
WATCH FREE OCTOBER 17 | CRACKLE

The Only pure-play Free Streaming Platform that Offers Originals

Hand Picked Curation



We Curate & Program Like a Network

Always Increasing Discoverability


Roku
PBS
CRACKLE
CRACKLE

We are Where Consumers Watch

Our Programming Lens

Inspirational, Educational, Entertaining, Diverse, Inclusive

We Have Scale, We're Young & We're Growing

23M Monthly Uniques[1]

32 Avg. Age[2]

32% YOY Growth in Time Spent[3]

Chicken Soup for the Soul Entertainment

(1) Comscore
(2) Nielson Digital Ad Ratings
(3) Internal Crackle Plus data

24 Effective, Efficient Customer Acquisition and Retention Paid Discovery and marketing on OEM’s Social Leverage social media presence On - Air In - network cross promotion Content Fresh, quality and diverse content User Interface Intuitive and easy - to - use UI Ad Experience Great, non - disruptive user ad experience Targeting Leverage CRM and behavior targeting CUSTOMER ACQUISITION CUSTOMER RETENTION

25 Diverse and Targeted Ad Sales Strategy DIRECT SALES PROGRAMMATIC LOCAL RESELLERS Direct to brand across all of our AVOD networks with data driven consumer targeting capabilities OTT has been an enhancement for the local resellers, and we provide these operators with local geo targeted ad supply Offer advertisers access to premium long form video in real time across our network We’re data driven, with results Multiple ad sales channels drive supply and demand optionality 51% 38% 11% Percent of ad sales 1 (1) Percent of ad sales from July 2019 – May 2020

26 Growth path in 2020 – New Distribution Expanding the Crackle & Popcornflix experience on VOD and linear platforms SIGNED New VOD and Linear Streaming Services IN DISCUSSIONS with a Number of Additional Platforms Crackle Original Going From Broke

27 Why We Are Positioned to Win Healthy balance sheet Large and growing content library Cost - effective distribution & production engine Comprehensive, integrated ad platform Leadership position in AVOD with Crackle Plus Rapidly growing and fragmented VOD market with consolidation opportunity

FINANCIAL SUMMARY

29 Operating Results $1.5 $8.1 $10.9 $27.8 $55.3 $79.3 2015 2016 2017 2018 2019 2019 Pro Forma $ in millions Revenue $0.0 $3.8 $4.0 $10.0 $6.0 $10.5 2015 2016 2017 2018 2019 2019 Pro Forma Adjusted EBITDA (1) See slides 32 and 33 for details regarding Adjusted EBITDA and reconciliation to comparable GAAP measures (1) (2) (2) (2) Assumes the acquisition of Crackle occurred on January 1, 2018. See Form S - 1 and documents incorporated by reference

30 Q 1 2020 Results $2.5 $14.1 Revenue Adjusted EBITDA $ in millions (1) Q1 2019 Q1 2020 Q1 2019 Q1 2020 (1) See slides 32 and 33 for details regarding Adjusted EBITDA and reconciliation to comparable GAAP measures $ - 0.8 $2.0

31 $19.2 Balance Sheet Total Assets Solid balance sheet as of 3/31/20 Total Equity $158.2 $79.8 $78.4 (1) See Form 10 - Q for the quarter ended March 31,2020 (1) $ in millions Debt Total Liabilities (incl. Debt)

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Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). We use a non-GAAP financial measure to evaluate our results of operations and as a supplemental indicator of our operating performance. The non-GAAP financial measure that we use is Adjusted EBITDA. Adjusted EBITDA (as defined below) is considered a non-GAAP financial measure as defined by Regulation G promulgated by the SEC under the Securities Act of 1933, as amended. Due to the significance of non-cash, non-recurring, and acquisition related expenses recognized for the year ended December 31, 2019 and the quarter ended March 31, 2020, and the likelihood of material non-cash, nonrecurring, and acquisition related expenses to occur in future periods, we believe that this non-GAAP financial measure enhances the understanding of our historical and current financial results as well as provides investors with measures used by management for the planning and forecasting of future periods, as well as for measuring performance for compensation of executives and other members of management. Further, we believe that Adjusted EBITDA enables our board of directors and management to analyze and evaluate financial and strategic planning decisions that will directly affect operating decisions and investments. We believe this measure is an important indicator of our operational strength and performance of our business because it provides a link between operational performance and operating income. It is also a primary measure used by management in evaluating companies as potential acquisition targets. We believe the presentation of this measure is relevant and useful for investors because it allows investors to view performance in a manner similar to the method used by management. We believe it helps improve investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different capital structures or tax rates. In addition, we believe this measure is also among the primary measures used externally by our investors, analysts and peers in our industry for purposes of valuation and comparing our operating performance to other companies in our industry.

The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual, infrequent or non-recurring items or by non-cash items. This non-GAAP financial measure should be considered in addition to, rather than as a substitute for, our actual operating results included in our condensed consolidated financial statements.

We define Adjusted EBITDA as consolidated operating income (loss) adjusted to exclude interest, taxes, depreciation, amortization, acquisition-related costs, consulting fees related to acquisitions, dividend payments, non-cash share-based compensation expense, and adjustments for other unusual and infrequent in nature identified charges. Adjusted EBITDA is not an earnings measure recognized by US GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other companies. We believe Adjusted EBITDA to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operations. The most comparable GAAP measure is operating income.

Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted EBITDA does not reflect the effects of preferred dividend payments, or the cash requirements necessary to fund;
- Although amortization and depreciation are non-cash charges, the assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA does not reflect any future cash requirements for such replacements;
- Adjusted EBITDA does not reflect the impact of stock-based compensation upon our results of operations;
- Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt;
- Adjusted EBITDA does not reflect our income tax (benefit) expense or the cash requirements to pay our income taxes;
- Adjusted EBITDA does not reflect the impact of acquisition related expenses; and the cash requirements necessary;
- Adjusted EBITDA does not reflect the impact of other non-recurring, infrequent in nature and unusual expenses; and
- Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Chicken Soup for the Soul Entertainment

33

Non-GAAP Financial Measures Continued

	Quarter Ended March 31,		Year Ended December 31,	Pro Forma Year Ended December 31,
	2020	2019	2019	2019
General:				
Net loss available to common stockholders, as reported	$ (11,427,380)	$ (3,376,737)	$ (34,976,816)	$ (32,006,924)
Preferred dividends	974,272	603,307	3,304,947	3,304,947
Provision for income taxes & other taxes	102,411	(156,790)	1,045,205	1,045,205
Interest expense, net of interest income (1)	322,687	127,598	770,826	770,826
Share-based compensation expense (3)	244,835	215,847	1,061,926	1,061,926
All other nonrecurring costs	186,948	24,155	276,400	276,400
Film Library:				
Film library and program rights amortization, included in cost of revenue (non-cash) (2)	2,494,832	871,126	10,683,227	10,683,227
Reserve for bad debt & video returns	1,721,595	300,403	2,669,699	1,241,245
Crackle Plus-Related:				
Acquisition-related costs and other one-time consulting fees (4)	98,926	397,935	3,968,227	3,968,289
Amortization	5,204,728	205,623	13,293,279	14,866,387
Transitional Expenses (5)	2,113,469	—	3,505,855	3,505,855
Adjusted EBITDA	**$ 2,037,323**	**$ (787,533)**	**$ 5,953,528**	**$ 10,496,528**

(1) Includes non-cash amortization of deferred financing costs of $10,152 and $25,823 for the three months ended March 31, 2020 and 2019, respectively.
(2) Represents amortization of our film library, which include cash and non-cash amortization of our initial film library investments, participation costs and theatrical release costs as well as amortization for our acquired program rights.
(3) Represents expense related to common stock equivalents issued to certain employees and officers under the Long-Term Incentive Plan, as well as common stock grants issued to employees and non-employee directors.
(4) Represents aggregate transaction-related costs, including legal fees, accounting fees, investment advisory fees and various consulting fees.
(5) Represents transitional related expenses primarily associated with the Crackle Plus business combination and our Company strategic shift related to our production business. Costs include primarily non-recurring payroll and related expenses and redundant non-recurring technology costs.

Chicken Soup for the Soul Entertainment

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